SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549


                            FORM 11-K


            Annual Report Pursuant to Section 15(d) of
               The Securities Exchange Act of 1934


(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

       For the fiscal year ended        December 31, 1997
                                or
[    ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
       ACT OF 1934.

       For the transition period from ____________ to ___________

       Commission File Number    0-18516  (Artesian Resources Corporation)


            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Artesian Retirement Plan

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                 ARTESIAN RESOURCES CORPORATION
                      664 Churchmans Road
                    Newark, Delaware  19702












                   ARTESIAN RETIREMENT PLAN

           Index to Financial Statements and Schedules


                                                                  Page

Independent Accountants' Report                                     1

Financial Statements:

          Statement of Net Assets Available for Plan Benefits at
            December 31, 1997                                       2

          Statement of Net Assets Available for Plan Benefits at
            December 31, 1996                                       3

          Statement of Changes in Net Assets Available for Plan
            Benefits for the year ended December 31, 1997          4-7

          Notes to Financial Statements                            8-10

Additional Information:

          Schedule of Investments at December 31, 1997              11

          Schedule of Reportable Transactions (series of
            transactions in one issue aggregating 5 percent
            or more of net assets) for the year ended
            December 31, 1997                                       12




                  Independent Accountants' Report


July 9, 1998


Participants and Administrator
of the Artesian Resources Corporation
Retirement Plan

We have audited the accompanying statement of net assets available for plan benefits of Artesian Resources Corporation Retirement Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


SIEGFRIED & SCHIEFFER, LLP






ARTESIAN RESOURCES CORPORATION
RETIREMENT PLAN


Statement of Net Assets Available
For Plan Benefits at December 31, 1997


                        Fidelity Family of Funds
                                                     Managed
                     Equity      Emerging             Income    Intermediate
                   Income II      Growth    Puritan  Portfolio     Bond
Assets:
Investments, at fair value:
  Common/Collective Trusts                            $318,311
  Registered Investment
    Companies       $2,914,247  $2,048,575  $563,836              $456,878
Funds held in insurance companies'
  general accounts
Participant loans

Total investments    2,914,247   2,048,575   563,836   318,311     456,878

Amounts due from
   employer              1,245      15,687       499       248          81
Net assets available
  for plan benefits  $2,915,492  $2,064,262  $564,335  $318,559    $456,959



                                         Artesian         Artesian
                                          A                B
Assets:
Investments, at fair value:
  Common/Collective Trusts
  Registered Investment Companies
  Employer Securities                    $188,769         $189,509
Funds held in insurance companies'
  general accounts
Participant loans

Total investments                         188,769          189,509

Amounts due from employer                  14,091
Net assets available for plan benefits   $202,860         $189,509



                        Appreciation                 Participant
                            Plus      Diversifier II    Loans      Total
Assets:
Investments, at fair value:
  Common/Collective Trusts                                        $  318,311
  Registered Investment Companies                                  5,983,536
  Employer Securities                                                378,278
Funds held in insurance companies'
  general accounts       $235,914        $241,483                    477,397
Participant loans                                       $286,172     286,172

Total investments          235,914        241,483        286,172   7,443,694

Amounts due from employer                                             31,851
Net assets available
  for plan benefits       $235,914       $241,483       $286,172  $7,475,545
                                  See accompanying notes.


ARTESIAN RESOURCES CORPORATION
RETIREMENT PLAN


Statement of Net Assets Available
For Plan Benefits at December 31, 1996


                        CoreFund Family of Funds
                                  Special                       SEI Stable
                     Equity       Equity    Balanced   Fixed      Asset
Assets:
Investments, at fair value:
  Mutual funds      $2,163,358  $1,358,497  $469,873  $697,588    $548,038
Funds held in insurance companies'
  general accounts
Participant loans

Total investments    2,163,358   1,358,497   469,873   697,588     548,038

Amounts due from employer           47,429
  Total assets       2,163,358   1,405,926   469,873   697,588     548,038

Liabilities:
Benefits payable        36,754                13,304                 4,747

Net assets available
for plan benefits   $2,126,604  $1,405,926  $456,569  $697,588    $543,291



                        Appreciation                 Participant
                            Plus      Diversifier II    Loans      Total
Assets:
Investments, at fair value:
  Mutual funds                                                    $5,237,354
Funds held in insurance companies'
  general accounts       $232,379        $255,019                    487,398
Participant loans                                       $241,512     241,512

Total investments          232,379        255,019        241,512   5,966,264

Amounts due from employer                                             47,429
  Total assets             232,379        255,019        241,512   6,013,693

Liabilities:
Benefits payable                                                      54,805

Net assets available
for plan benefits         $232,379       $255,019       $241,512  $5,958,888

                                  See accompanying notes.



ARTESIAN RESOURCES CORPORATION
RETIREMENT PLAN


Statement of Changes in Net Assets
Available for Plan Benefits for the Year Ended December 31, 1997

                        Fidelity Family of Funds
                                                     Managed
                     Equity      Emerging             Income    Intermediate
                   Income II      Growth    Puritan  Portfolio     Bond

Additions to net assets attributed to:

Contributions:
  Employee          $  138,119  $  154,819  $ 41,021  $ 14,083    $ 20,449
  Employer              48,551     131,795    15,554     5.432      22,139
Investment Income
  Dividends             30,292                14,251    17,857      24,990
  Interest
Net unrealzied/realized
  appreciation (depreciation)
  of investments       622,149     489,239     89,188               16,389
Transfers from other plans
Transfers from other
  funds              2,386,709   1,669,731   439,000   421,193     510,029
    Total additions  3,225,820   2,445,584   599,014   458,565     593,996

Deductions from net assets attributed to:

Participant
  distributions        288,897     162,479    21,062    25,853      57,578
Transfers to other
  funds                 21,431     218,843    13,617    84,201      79,459
Expenses                                                29,952
New Loans
  Total deductions     310,328     381,322    34,679   140,006     137,037

Net increase (decrease)
  in plan assets     2,915,492   2,064,262   564,335   318,559     456,959
Net assets available for
  Plan benefits-
  beginning of year
Net assets available
  for Plan benefits-
  end of year       $2,915,492  $2,064,262  $564,335  $318,559    $456,959


Statement of Changes in Net Assets
Available for Plan Benefits for the Year Ended December 31, 1997 (Continued)



                                         Artesian         Artesian
                                            A                B
Additions to net assets attributed to:

Contributions:
  Employee                               $  1,071
  Employer                                 14,413
Investment Income
  Dividends                                 2,354         $  9,882
  Interest
Net unrealzied/realized
  appreciation (depreciation)
  of investments                            6,101            6,659
Transfers form other plans                                 172,968
Transfers from other
  funds                                   179,462
    Total additions                       203,401          189,509

Deductions from net assets attributed to:

Participant distributions                     541
Transfers to other funds
Expenses
New Loans
  Total deductions                            541                0

Net increase in plan
  assets                                  202,860          189,509
Net assets available for
  Plan benefits-
  beginning of year
Net assets available
  for Plan benefits-
  end of year                            $202,860         $189,509

Statement of Changes in Net Assets
Available for Plan Benefits for the Year Ended December 31, 1997 (Continued)
                        CoreFund Family of Funds
                                  Special                       SEI Stable
                     Equity       Equity    Balanced   Fixed      Asset
Additions to net assets attributed to:

Contributions:
  Employee          $      119  $      218  $    119  $    597    $    119
  Employer
Investment Income
  Dividends                541       2,977       464    10,520       8,154
  Interest
Net unrealzied/realized
  appreciation (depreciation)
  of investments        42,970     (28,991)    6,595    (9,876)
Transfers from other
  funds
    Total additions     43,630     (25,796)    7,178     1,241       8,273

Deductions from net assets attributed to:

Participant
  distributions         83,217
Transfers to other
  funds              2,087,017   1,380,130   463,747   698,829     551,564
  Expenses
  New loans
    Total deductions 2,170,234   1,380,130   463,747   698,829     551,564

Net increase (decrease)
  in plan assets    (2,126,604) (1,405,926) (456,569) (697,588)   (543,291)
Net assets available for
  Plan benefits-
  beginning of year  2,126,604   1,405,926   456,569   697,588     543,291
Net assets available
  for Plan benefits-
  end of year       $        0  $        0  $      0  $      0    $      0


Statement of Changes in Net Assets
Available for Plan Benefits for the Year Ended December 31, 1997 (Continued)


                        Appreciation                 Participant
                            Plus      Diversifier II    Loans      Total
Additions to net assets attributed to:

Contributions:
  Employee                                                      $  370,734
  Employer                                                         237,884
Investment Income
  Dividends                                                        122,282
  Interest             $   13,533      $ 10,721                     24,254
Net unrealzied/realized
  appreciation (depreciation)
  of investments                                                 1,240,423
Transfers from other plans                                         172,968
Transfers from other
  funds                                                          5,606,124
    Total additions        13,533        10,721                  7,774,669

Deductions from net assets attributed to:

Participant distributions   7,810        16,731                    664,168
Transfers to other funds                  7,286                  5,606,124
Expenses                    2,188           240                     32,380
New Loans                                           $(44,660)      (44,660)
  Total deductions          9,998        24,257      (44,660)    6,258,012

Net increase (decrease)
  in plan assets            3,535       (13,536)      44,660     1,516,657
Net assets available for
  Plan benefits-
  beginning of year       232,379       255,019      241,512     5,958,888
Net assets available
  for Plan benefits-
  end of year            $235,914      $241,483     $286,172    $7,475,545


                                  See accompanying notes.












                  ARTESIAN RESOURCES CORPORATION
                         RETIREMENT PLAN
                  Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

GENERAL
 Effective July 1, 1984, Artesian Resources Corporation (the "Company") established the Artesian Resources Corporation Retirement Plan (the "Plan") as a defined contribution savings plan for its employees. Pursuant to Internal Revenue Code ("IRC") Section 401(k), the Plan permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is administered by a Committee of Trustees which consists of five members appointed by the Company's Board of Directors. Plan expenses may be paid out of the Plan unless paid by the Company.


PARTICIPATION, VESTING AND WITHDRAWALS
 Generally, all employees are eligible for Plan participation after attaining age 21 and completing 1,000 hours of service during a one-year period.

 Employees may elect to make tax deductible contributions up to a maximum of 12 percent of their compensation, however, such contributions may not exceed the IRC limitation of $9,500 for all deferrals under all plans in 1997 ("basic contribution"). For every dollar an employee contributes up to 6 percent of compensation, the Company will provide a 50 percent "matching contribution". In each Plan year, the Company may make a "discretionary contribution" to the Plan based on up to 2 percent of compensation for all employees eligible to participate in the Plan. The full "discretionary contribution" was made for 1997. Also, the Company's Board of Directors, at its sole discretion, may make an "additional discretionary contribution" of up to 3 percent of eligible compensation. No "additional discretionary contribution" was made for 1997.

 Participant contributions, and the related earnings thereon, are fully vested at all times. Company contributions, and the related earnings thereon, vest as follows:
                         Years                 Vested
                      of Service             Percentage

                     Less than 2                  0%

                 2 but less than 3               20%
                 3 but less than 4               40%
                 4 but less than 5               60%
                 5 but less than 6               80%
                 6 years or more                100%

 Any forfeitures of non-vested contributions are offset against required Company contributions. Withdrawals may generally commence without penalty upon attaining age 59-1/2 or for situations involving hardship, as defined in the Plan and the IRC.

INVESTMENT ELECTIONS
 Participants may allocate basic and matching contributions among the various Fidelity Family of Funds or Artesian Resources Class A non-voting common stock. Contracts with specified insurance companies and Artesian Resources Class B voting common stock do not allow additional contributions provided as investment options by the Plan.


NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)

 Participants may elect an allocation among one or more investment funds in multiples of 5 percent with a minimum investment of 10 percent in any selected fund. Discretionary Company contributions are invested by the Trustee in a uniform manner for all participants.

 Effective in September 1996, shares in the Conestoga Mutual Funds were merged into similar fund types provided through the CoreFund Family of Funds.

 Effective in January 1997, new contributions were invested in the Fidelity Family of Funds. In March 1997, shares in the CoreFund Family of Funds were sold and were reinvested in similar fund types provided through Fidelity Investments.

 Effective January 1, 1997, the assets of the Employee Stock Ownership Plan of the Company were merged into the Plan pursuant to an agreement with the DOL under the walk-in Cap program. All investments were in Artesian Resources Class B voting common stock.

 Effective July 1, 1997, participants may direct the investment of their account balances into Artesian Class A non-voting common stock.


LOANS
 Participants may borrow from the Plan under the following guidelines:

    A participant may borrow as much as 50 percent of his account balance, subject to certain minimum and maximum limitations as defined in the Plan.

    Loans are repaid over a period not to exceed five years, unless the loan is to buy, build or substantially rehabilitate the borrower's principal residence.

    Interest on loans is set at current market rates.

      As disclosed in the Statement of Changes in Net Assets, the net change in participant loans for the year ended December 31, 1997 was an increase of $44,660. This increase is the result of new loans of $80,328 and loan repayments of $35,668.

BENEFITS
 Participants are entitled to a benefit payment equal to the amount credited to their accounts upon retirement; upon permanent disability; at age 59-1/2; or upon termination of employment or death. In the event of death of a participant, a death benefit payment is made to the participant's beneficiary. In the event of termination, distributions of less than $3,500 must be made in a lump sum. All other distributions may be made in the form of a joint and survivor annuity, installments or in a lump-sum subject to certain restrictions as defined in the Plan.

TERMINATION
 The Company may amend or terminate the Plan. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the Plan may be immediately distributed to the participants, inactive participants and beneficiaries in proportion to their respective account balances; or the trust may be continued with distributions made at such time and in such manner as though the Plan had not been terminated.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT AND RELATED TRANSACTIONS
 For financial reporting purposes, the assets and liabilities of the Plan are reflected on the accrual basis of accounting.

 Plan assets held in the Fidelity Family of Funds, Artesian Resources Class A non-voting common stock and Artesian Resources Class B voting common stock are valued at fair value based on quoted market prices. In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year is included in the statement of changes in net assets available for Plan benefits. Funds held in insurance companies' general accounts are stated at their contract value.

INCOME TAXES
 The Internal Revenue Service has determined and informed the Company by a letter dated April 6, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

USE OF ESTIMATES
 The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 NOTE 3 - SUBSEQUENT EVENTS

 Effective March 31, 1998, Penn Mutual Diversifier II and Artesian Resources Class B voting common stock were eliminated as investment options. All funds were transferred to the Fidelity "Managed Income Portfolio Fund" and participants could then redirect their investments if they chose to do so.


ARTESIAN RESOURCES CORPORATION
RETIREMENT PLAN

Schedule of Investments at December 31, 1997

                             Current                  Market/Contract
Description        % Rate    Maturity       Cost          Value

Penn Mutual Life Insurance Co.
 Fixed Accounts -
  Diversifier II                          $241,483         $241,483

New England Mutual Life Insurance Co.:
  Appreciation Plus
  group annuity
  policy - 5159:
  1990 Contract      6.20     Various      235,914          235,914

Total funds held in insurance
  companies' general accounts              477,397          477,397

Fidelity Family of Funds:
  Equity Income II                       2,626,634        2,914,247*
  Emerging Growth                        2,072,312        2,048,575*
  Puritan                                  512,390          563,836*
  Managed Income Portfolio                 318,311          318,311
  Intermediate Bond                        446,161          456,878*
  Total mutual funds                     5,975,808        6,301,847

Artesian A Non-Voting Common Stock         182,692          188,769
Artesian B Voting Common Stock             184,176          189,509

Participant loans                          286,172          286,172
  Total Investments                     $7,106,245       $7,443,694

* Investment represents more than 5% of total plan assets










 ARTESIAN RESOURCES CORPORATION
 RETIREMENT PLAN

 Schedule of Reportable Transactions
 For the Year Ended December 31, 1997
 (Series of transactions in one issue
 aggregating 5 percent or more of net assets)



                                   Aggregate      Realized     Net Gain
                     Number of      Cost of       Net Value    /(Loss)
                   Transactions    Purchases      of Sales     on Sales

Fidelity Family of Funds:
  Equity Income II     59,21       $2,942,532   $  370,955      $55,057
  Emerging Growth      63,23        2,451,795      474,987       95,503
  Puritan              62,17          554,821       47,588        5,157
  Managed Income
    Portfolio          87,17          489,049      170,738
  Intermediate Bond    68,24          615,823      172,774        3,113

CoreFund Family of Funds:
  Eqity                 1                        2,141,998      211,088
  Special Equity        1                        1,353,289       (5,828)
  Balanced              1                          463,774        7,983
  Fixed                 1                          695,167      146,829

SEI Stable Asset        1                          549,098          760






                           SIGNATURES


  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                        ARTESIAN RETIREMENT PLAN
                        (Name of Plan)

                             By: Artesian Resources Corporation
                                 Plan Administrator



                             By: /s/ Dian C. Taylor
                                     Dian C. Taylor
                                     Chief Executive Officer
                                     and President



 Dated:  July 15, 1998